

June 3, 2011

Crown Dynamics Corp.
113 Barksdale Professional Center
Newark, DE 19711

> **Re:** **Crown Dynamics Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 12, 2011**
> **File No. 333-169501**

Dear Sir/Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Facing Page

1.   We note that our December 12, 2010 letter sent to the address on the facing page was returned to us. Please tell us why mail appears to be undeliverable at that address.

Prospectus Cover Page

2.   Please reconcile your disclosure in the first paragraph regarding your need to raise net proceeds of $46,690 to avoid bankruptcy with your disclosure on page 9 regarding the need to raise net proceeds of $40,000 to continue operations.

Risk Factors, page 8

3.   We note your responses to prior comments 7, 18 and 20. Given the similarities of the parties involved in the development of other patents purchased from the party who

sold you your patent, the basis for your statements regarding lack of awareness is unclear. Please tell us the extent of your knowledge of companies other than Dynamic Ventures that have disclosed that they intend to develop patents purchased from the party that sold you your patent, whether any such company has commercialized that technology, and whether those other companies continue to attempt to commercialize the technology or have changed their business plan. If you have no knowledge of this information, please state clearly in your response why you have no such knowledge given the similarities of the parties involved.

We will rely on third party licensees to develop, manufacture and market a product, page 10

4.   Please reconcile the disclosure in the last paragraph on page 18 and the third paragraph on page 19 that you will develop a prototype with your response to prior comment 8.

We did not conduct due diligence regarding the investors' experience, page 13

5.   Given your added disclosure in response to prior comment 25, please tell us why you believe you have a reasonable basis for your statement on page 1 regarding the technology being adopted as a standard in all homes and your statements on page 17 regarding better and more healthy tooth brushing. Provide us objective support for the statements. Your response to prior comment 26 does not provide support for the statement that better and more healthy tooth brushing would result if the purpose of the invention is realized, particularly given the last sentence of the third paragraph of your Competition disclosure on page 18.

Dilution, page 15

6.   Please ensure that you include correct amounts in the row entitled "Increase per share to existing Shareholders" when you update the disclosure in this section.

Our Business, page 16

7.   We note your response to prior comment 18. Please clarify how the toothbrush patent sold to you is similar to the toothbrush patent sold to Dynamic Ventures Corp.

General Development, page 16

8.   Please disclose the change in business plan mentioned in response 8. Include the nature of the change, the date of the change, and the reason for the change.

9.   Regarding your response to prior comment 24:

- Please expand your response to provide us support for the statement in the patent that the separate hinged bristle pad concept has been proven sound and that the Rocker Toothbrush failed to achieve its goal. If you do not have support for the statements in the patent, it is unclear why you believe it is appropriate for you to include them in the prospectus.
- Please clarify who made the statements in the patent that you disclose. If the statements were made by the inventor or another party that submitted the patent application, please revise to remove any implication that the statements were the conclusions of the agency that issued the patent. File any consent required by Rule 436.

Existing or Probable Government Regulations, page 19

10.   We note your response to prior comment 22. Please tell us why you have provided disclosure about FDA regulation rather than regulation in Israel given your disclosure on page 5 that you intend to locate and contract with licensees that will sell a product based on your patent in the Israeli market.

Analysis of Financial Condition and Results of Operations, page 21

11.   Please tell us, with a view to disclosure, why your filing expenses increased in the quarter ended December 31, 2010.

Directors and Executive Officers, page 24

12.   Please expand your response to prior comment 31 to tell us why your disclosure of the "main reason" or disclosure of some "among many reasons" satisfies your obligation per Regulation S-K Item 401(e).

Our Common Stock, page 27

13.   Your disclosure in response to prior comment 34 regarding June 17, 2011 and six months appears to conflict with your disclosure regarding Rule 144(i). Please clarify.

Financial Statements

14.   Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Signatures, page 35

15.   Please use the language that Form S-1 currently requires on the Signatures page.

16.   Please obtain and file currently dated signatures with your amendments.

Exhibit 5.1

17.   Please file a revised opinion to clarify which "securities set forth in the Registration
Statement" are the subject of the paragraph numbered 3 in this exhibit.

Exhibit 23.1

18.   Please include a currently dated and signed consent from your independent auditors
with any amendment of the filing.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective
date of the pending registration statement please provide a written statement from the
company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with respect
to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
declaring the filing effective, does not relieve the company from its full responsibility for
the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
defense in any proceeding initiated by the Commission or any person under the federal
securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration statement
as confirmation of the fact that those requesting acceleration are aware of their respective
responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as
they relate to the proposed public offering of the securities specified in the above registration
statement. Please allow adequate time for us to review any amendment prior to the requested
effective date of the registration statement.

You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): John A. Cacchioli, Esq.